DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

No Act
12-16-02

DIVISION OF
CORPORATION FINANCE

03005003

January 15, 2003

Eliza W. Fraser
Associate Corporate Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Act 1934
Section
Rule 14A-8
Public Availability 1-15-2003

Re: General Electric Company
Incoming letter dated December 16, 2002

Dear Ms. Fraser:

This is in response to your letter dated December 16, 2002 concerning the shareholder proposal submitted to GE by Dr. Roberta G. Rubin. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Dr. Roberta G. Rubin
10 Woodland Avenue
Glen Ridge, NJ 07028

1934 Act, Section 14(a)
Rule 14a-8(i)(1), (4) and (7)

Eliza W. Fraser
Associate Corporate Counsel

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06431
203-373-2442 Fax: 203-373-3079
Dial Comm: 8 229-2442 Fax: 8*229-3079*
e-mail: eliza.fraser@corporate.ge.com

December 16, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: Omission of Share Owner Proposal by Roberta G. Rubin

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), that General Electric Company ("GE" or the "Company") intends to omit from its proxy materials for its 2003 Annual Meeting the following resolutions and their supporting statement (the "Proposal"), which it received from Roberta G. Rubin:

THEREFORE, IT IS RESOLVED that:

1. At least one corporate officer to attend three sessions each year of the GCI [Global Currency Initiative] to be held in mutually convenient venues;

2. A full and timely printed report of each GCI proceeding, to be compiled by FAME [Foundation for the Advancement of Monetary Education], to be distributed by General Electric at its expense to all: employees; Board of Directors; shareholders; suppliers; and to the public via the Internet by FAME;

3. After the monetary issues are understood, a new monetary structure that satisfies the needs of industrial companies will be proposed to the

Administration, to the Congress, and to the media; and,

4. General Electric to make a contribution to FAME, in an amount to be determined by management, to help fund the GCI.

A copy of the Proposal is enclosed as Exhibit A.

It is GE's opinion that the Proposal is excludable pursuant to: (i) Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by GE share owners; (ii) Rule 14a-8(i)(4) because the Proposal is designed to further a personal interest not shared by the other GE share owners at large; and (iii) Rule 14a-8(i)(7) because the Proposal relates to the conduct of the ordinary business operations of GE.

I. <u>The Proposal Is Not a Proper Subject for Action by GE Share Owners Under State Law</u>.

Rule 14a-8(i)(1) states that a registrant may omit a share owner proposal from its proxy materials if the proposal is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Thus, a proposal may be omitted if it seeks to mandate action on matters that, under state law, fall within the powers of a company's board of directors.

GE is a New York company. In the absence of a specific provision giving the power directly to the share owners, a New York company's business and affairs are managed under the direction of the board of directors. <u>See</u> Section 701 of the New York Business Corporation Law (the "NYBCL"). No provision of the NYBCL confers such power on the share owners directly, and no provision in the GE Articles of Incorporation or By-Laws does so either.

The note to Rule 14a-8(i)(1) states that, "[d]epending upon the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." The Staff of the Division of Corporation Finance (the "Staff") has consistently found that binding proposals are excludable unless amended by the proponent to make them precatory. See, e.g., Phillips Petroleum Company (March 13, 2002) (proposal requiring a formula limiting increases in the salaries of the company's chairman and other officers); PPL Corporation (February 19, 2002) (proposal requiring a decrease in the retainer for non-employee directors); PSB Holdings, Inc. (January 23, 2002) (proposal requiring a limitation on compensation of non-employee directors); and Columbia Gas System (January 16, 1996) (proposal requiring a limitation on salary increases and option grants).

The Proposal is not stated as a recommendation or request; rather, it directs that GE: (i) require one officer to attend certain meetings of the Global Currency Initiative ("GCI"); (ii) at its own expense, distribute a report prepared by the Foundation for the Advancement of Monetary Education ("FAME") to various constituencies of GE and cause FAME to distribute such report to the public via the Internet; (iii) propose a new international monetary structure; and (iv) make a contribution to FAME, represented to be a Section 501(c)(3) charitable organization. The Proposal therefore is not precatory, instead requiring that GE perform specific actions, leaving no discretion in the matter to the GE Board of Directors. Thus, the Proposal seeks to usurp the discretion of GE's Board and, as such, is excludable pursuant to Rule 14a-8(i)(1).

II. The Proposal Is Designed to Further a Personal Interest Not Shared by the Other GE Share Owners.

Rule 14a-8(i)(4) is designed to prevent share owners from abusing the share owner proposal process to achieve personal ends not necessarily in the common interest of the other share owners at large. See Securities Exchange Release No. 34-20091 (August 16, 1983), at 17-18. The Commission has stated that even proposals presented in broad terms in an effort to suggest that they are of general interest to the other share owners may nevertheless be omitted from a proxy statement when prompted by personal concerns. See Securities Exchange Act Release No. 34-19135 (October 14, 1982), at 43. In Release No. 34-19135, the Commission recognized that the cost and time involved in dealing with such abuses do a disservice to the interests of the issuer and its security holders. See id.

As set forth in her cover letter submitting the Proposal to GE, Ms. Rubin has appointed Dr. Lawrence Parks as her "attorney in fact for all matters relating to this Resolution." Although not disclosed in the cover letter or the Proposal, Dr. Parks is the executive director of FAME and a member of FAME's Board of Trustees.

GE believes that the appointment of Dr. Parks as Ms. Rubin's proxy for the Proposal supports the view that the Proposal may also be attributable to Dr. Parks. Given Dr. Parks' role as executive director of FAME, GE believes that the Proposal is intended to further Dr. Parks' personal interest in FAME through the share owner proposal process by distributing reports prepared by FAME and, more significantly, by requiring that GE make a charitable contribution to FAME. The interest of Dr. Parks in the policies espoused by FAME and the financial support of FAME are not interests generally shared by the Company's other share owners.

The Staff has consistently concurred that share owner proposals which attempt to further a personal interest may be omitted under Rule 14a-8(i)(4). Of particular interest is DeBartolo Realty Corporation (March 12, 1996), which involved a proposal requesting that the company "initiate a demonstration project to restore profitability to Pinellas Square Mall." The Staff permitted omission of the proposal under Rule 14a-8(i)(4) based on the company's argument that the proposal was designed to result primarily in a benefit to the Pinellas Park Community Redevelopment Agency, of which the proponent was the executive director. See also Sara Lee Corporation (August 10, 2001) (permitting omission of a share owner proposal that the company argued stemmed from the proponent's "close personal ties" with a business that the company acquired); Johnson & Johnson (January 7, 2000) (permitting omission of a share owner proposal requesting that satisfactory compensation be paid to inventors of products "because it relates to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with other security holders at large"); and CBS Corporation (March 4, 1998) (permitting omission of a share owner proposal that the company argued would, if implemented, have resulted in more favorable treatment of the proponent's own stock options). Accordingly, GE believes that the Proposal is excludable under Rule 14a-8(i)(4).

III. The Proposal Relates to the Ordinary Business Operations of GE.

Rule 14a-8(i)(7) states that a company may omit a share owner proposal if it "deals with a matter relating to the company's ordinary business operations." As discussed below, the Staff has consistently concurred that proposals addressing the fundamental, day-to-day functions of a company relate to such company's ordinary business operations and may, therefore, be omitted under Rule 14a-8(i)(7).

In its 1998 release amending the share owner proposal rule, the Commission explained that one rationale for the "ordinary business" exclusion is to permit companies to exclude proposals on matters that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." See Exchange Act Release No. 34-40018 (May 21, 1998), at 11. As a second rationale for the "ordinary business" exclusion, the Commission pointed to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. The Commission noted that the second rationale may be implicated where the proposal "involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." Id.

GE believes that each particular action required by each subpart of the Proposal is excludable under Rule 14a-8(i)(7). Specifically, the attendance of GE's officers at third-party meetings, the distribution of a third-party report regarding another third-party's "proceeding," the creation and advocacy of a "new monetary structure," and the direction of GE's charitable contributions are each fundamental, ordinary business matters that GE addresses on a day-to-day basis. Moreover, there are numerous personnel, management, financial, and other similar determinations that are involved in addressing such business matters that share owners, as a group, are not in a position to make. GE believes that the Proposal is in effect seeking to "micro-manage" the Company's business operations, which is exactly what Rule 14a-8(i)(7) was designed to prevent.

Item 1 of the Proposal would require "[a]t least one corporate officer to attend three sessions each year of the GCI to be held in mutually convenient venues." GE believes that whether Company time, attention, and resources should be expended so that an officer of GE, or any other GE representative, can attend any meetings or other activities of third-party organizations is best determined by GE's management and its Board of Directors and is a function of GE's "ordinary business operations" as set forth under Rule 14a-8(i)(7). See, e.g., CBS, Inc. (March 11, 1991) (permitting the omission of a share owner proposal requesting that the company create a panel of company journalists to interview sources because "the proposal appears to involve management decisions as to assignments and duties of company employees"). Since the Proposal seeks to impose additional duties on Company employees by directing GE employees to attend GCI meetings, the Proposal relates to GE's ordinary business operations and is excludable under Rule 14a-8(i)(7).

Item 2 of the Proposal would require a "full and timely printed report of each GCI proceeding, to be compiled by FAME, to be distributed by General Electric at its expense to all: employees; Board of Directors; shareholders; suppliers; and to the public via the Internet by FAME." GE believes that whether Company resources should be expended in disseminating a third-party report about another third party's proceedings is also best determined by GE's management and its Board of Directors. Indeed, the Staff has often held that proposals which require the company to create and/or disseminate a report on various issues are excludable under Rule 14a-8(i)(7). See, e.g., Federated Department Stores, Inc. (March 27, 2002) (permitting omission of a share owner proposal requesting that the company prepare and disseminate a report to identify and disassociate with imagery offensive to the American Indian community because the proposal related to the company's "ordinary business operations (i.e., sale of a particular product)"); AT&T Corp. (February 21, 2001) (permitting omission of a share owner proposal requesting that the company prepare and disseminate a report reviewing the company's policies for involvement in the pornography industry because the proposal related to the company's "ordinary business operations (i.e., the nature, presentation and content of cable television programming)"); and Anheuser-Busch Companies, Inc. (January 21, 2000) (permitting omission of a share owner proposal requesting that the company prepare and disseminate a report with respect to using only advertisements that do not offend heterosexual persons because the proposal related to the company's "ordinary business operations (i.e., the manner in which a company advertises its products)").

The fact that the Proposal mandates that GE use its resources to distribute a report prepared by a third-party, rather than a report prepared by GE itself, only strengthens the argument that the Proposal is excludable as relating to the Company's ordinary business operations. This is especially the case where it involves a report or disclosure to share owners.

The Staff has consistently taken the position that the determination of what disclosures to share owners are desirable in addition to those that are necessary to meet the Commission's reporting requirements should be left to the discretion of the board of directors and the management of a company as a matter relating to the conduct of the ordinary business operations of the company. See, e.g., International Business Machines Corporation (January 19, 1999) (noting that the proposal would, if implemented, specify additional disclosures in the company's proxy materials); ConAgra, Inc. (June 10, 1998) (noting that the proposal would, if implemented, require the company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports); Circuit City Stores, Inc. (April 6, 1998) (same); General Motors Corporation (February 28, 1997) (noting that the proposal recommended disclosure of taxes paid and collected by the company in the annual report); WPS Resources Corp. (January 23, 1997) (noting that the proposal requested additional disclosure of the costs of the company's "quality program"); E.I. du Pont de Nemours and Company (January 31, 1996) (noting that the proposal required the company to disclose in the annual report certain cost information relating to product and environmental liability, employee medical benefits, and compliance with environmental regulations); and Pacific Telesis Group (January 3, 1992) (noting that the proposal called for disclosure in a summary annual report of certain information relating to subsidiaries and investments). Accordingly, since the Proposal would require additional disclosures to be made by GE, GE believes that the Proposal is excludable under Rule 14a-8(i)(7).

Item 3 of the Proposal appears to require GE to propose a new international monetary structure "to the Administration, to the Congress, and to the media." As such, it is directed at involving GE in the political and legislative processes. Clearly, it is part and parcel of GE's ordinary business operations to determine what time, attention, and resources to devote to injecting itself into the political and legislative processes with respect to a given subject matter. This is especially true where the subject matter at issue is related to the Company's own ordinary business operations, as discussed above.

The Staff has consistently concurred that proposals that attempt to involve a company "in the political or legislative process" relating to an aspect of the company's operations involve the company's ordinary business operations and are excludable under Rule 14a-8(i)(7). See, e.g., International Business Machines Corporation (January 21, 2002) (permitting omission of a share owner proposal requiring that the company join with other corporations to support the establishment of a national health insurance system because the proposal appeared to be "directed at involving IBM in the political or legislative process relating to an aspect of

IBM's operations"); Niagara Mohawk Holdings, Inc. (March 5, 2001) (permitting omission of a share owner proposal requesting that a committee prepare a report on the impact of pension-related proposals being considered by national policy makers because the proposal related to "evaluating the impact of legislative and regulatory actions on pension-related proposals"); Electronic Data Systems Corporation (March 24, 2000) (permitting omission of a share owner proposal requesting that a committee prepare a report on the impact of pension-related proposals being considered by national policy makers because the proposal appeared to be "directed at involving EDS in the political or legislative process relating to an aspect of EDS' operations"); and Brown Group, Inc. (March 29, 1993) (permitting omission of a share owner proposal requesting that the board of directors establish a committee to evaluate the impact of health care reform proposals because the share owner proposal appeared to be "directed at involving the Brown Group in the political or legislative process relating to an aspect of the Brown Group's operations"). Accordingly, since the Proposal is directed at involving GE in the "political or legislative process," the Proposal relates to the GE's ordinary business operations and is excludable under Rule 14a-8(i)(7).

Item 4 of the Proposal would require GE to "make a contribution to FAME . . . to help fund the GCI." GE is a New York company. New York Business Corporation Law Section 202(a)(12) provides that every corporation has the power to "make donations, irrespective of corporate benefit, for the public welfare or for community fund, hospital, charitable, educational, scientific, civic or similar purposes . . . ." GE believes that day-to-day decisions about the timing, amount, and recipients of charitable contributions made by the Company are within the scope of its ordinary business operations. GE believes that these decisions are most effectively left in the hands of GE's management and Board of Directors, which are in the best position to make contribution decisions based upon established objectives and goals.

The Staff has consistently taken the position that a company's designation of specific recipients of its charitable contributions comprises part of that company's ordinary business operations, and has permitted companies to exclude such share owner proposals under Rule 14a-8(i)(7). See, e.g., American Home Products Corporation (March 4, 2002) (permitting omission of a share owner proposal that related to its "ordinary business operations (i.e., charitable contributions directed to specific types of organizations)"); Schering-Plough Corporation (March 4, 2002) (same); Aetna Inc. (February 23, 2002) (permitting omission of a share owner proposal that related to its "ordinary business operations (i.e., contributions to specific types of organizations)"); General Electric Company (January 16, 2001) (same); Comerica Incorporated (April 17, 2000). Accordingly, since the Proposal directs GE to make charitable contributions, it relates to GE's ordinary business operations and is excludable under Rule 14a-8(i)(7).

Finally, even if the Staff concludes that some matter involved in the Proposal does not involve GE's "ordinary business operations," the Staff has consistently ruled that a share owner proposal may be excluded when only a portion of such proposal involved the company's "ordinary business operations." For example, in E*Trade Group, Inc. (October 31, 2000), the Staff permitted omission of a proposal where only two out of the four matters set forth in the proposal involved the company's ordinary business operations because, "although the proposal appears to address matters outside the scope of ordinary business, subparts 'c.' and 'd.' relate to E*TRADE's ordinary business operations. Accordingly, insofar as it has not been the Division's practice to permit revisions under Rule 14a-8(i)(7), we will not recommend enforcement action to the Commission if E*TRADE omits the proposal from its proxy materials in reliance on Rule 14a-8(i)(7)." See also M&F Worldwide Corp. (March 29, 2000) (permitting omission of a proposal that "appears to relate in part to non-extraordinary transactions" (emphasis added)); Associated Estates Realty Corporation (March 23, 2000) (permitting omission of a proposal that "relates in part to ordinary business operations" (emphasis added)); General Electric Company (February 10, 2000) (permitting omission of a proposal because "a portion of the proposal relates to ordinary business operations") (emphasis added)); Wal-Mart Stores, Inc. (March 15, 1999) (permitting omission of a proposal in which only "paragraph 3 of the description of matters to be included in the report" that was to be created by the company related to ordinary business operations); and Kmart Corporation (March 12, 1999) (same).

Accordingly, for all of the foregoing reasons, GE believes that the entire Proposal is excludable under Rule 14a-8(i)(7).

* * *

Five additional copies of this letter and the enclosure are enclosed pursuant to Rule 14a-8(j) under the Exchange Act. By copy of this letter, Ms. Rubin is being notified that GE does not intend to include the Proposal in its 2003 proxy materials.

We expect to file GE's definitive proxy materials with the Commission on or about March 7, 2003, the date on which GE currently expects to begin mailing the proxy materials to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy materials on or about February 24, 2003. GE's 2003 Annual Meeting is scheduled to be held on April 23, 2003.

If you have any questions, please feel free to call me at (203) 373-2442.

Very truly yours,

Eliza W. Fraser

Eliza W. Fraser

Enclosure

cc: Special Counsel -- Rule 14a-8 -- No-Action Letters
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, DC 20549

Ms. Roberta G. Rubin
10 Woodland Avenue
Glen Ridge, NJ 07028

Dr. Lawrence Parks
P. O. Box 625, FDR Station
New York, NY 10150

EXHIBIT A

Shareholder Resolution

WHEREAS volatility in major currencies on the order of 30% to 50% over a year or two wreaks havoc on General Electric's revenues and profits, reduces our planning horizon, reduces our market capitalization, and results in unacceptable enterprise risk, it is in the interests of General Electric that:

1. There be currency stability for cross-border transactions;
2. There be interest rate stability;
3. Transaction costs of cross-border business be minimized; and,
4. The Foundation for the Advancement of Monetary Education, ("FAME"), a 501c3 public charity think tank specializing in the world's monetary structure, implement its Global Currency Initiative™, (the "GCI"), which is a study group, to revisit monetary issues worldwide

THEREFORE, IT IS RESOLVED that:

1. At least one corporate officer to attend three sessions each year of the GCI to be held in mutually convenient venues;
2. A full and timely printed report of each GCI proceeding, to be compiled by FAME, to be distributed by General Electric at its expense to all: employees; Board of Directors; shareholders; suppliers; and to the public via the Internet by FAME;
3. After the monetary issues are understood, a new monetary structure that satisfies the needs of industrial companies will be proposed to the Administration, to the Congress, and to the media; and,
4. General Electric to make a contribution to FAME, in an amount to be determined by management, to help fund the GCI.

Discussion:

Inadequacies in today's global monetary structure are well-known. For example, former Federal Reserve Chairman Paul Volcker has conceded that "There's a sensible realization that small open economies, heavily dependent on trade and foreign capital, simply cannot live with the volatility that is inherent in freely floating exchange rates," and "A global economy requires a global currency."

What is not appreciated by industrial enterprises, however, is that the financial sector, which has been in *de facto* charge of the world's monetary structure for at least 90 years, does not want stability. It wants volatility, because much of its profits derive from "trading," as in "currency trading," and from creating money out of nothing. In addition, cross-border transaction costs that industrial firms want to minimize are *revenues* to the financial sector that it wants to maximize.

Thus, the financial sector has a *conflict of interests* with industrial firms (and with small countries and ordinary people worldwide). In effect, the financial sector has rigged the monetary system and concomitant institutions for its own benefit to the detriment of everyone else. Because of their conflict of interests, reform of the world's monetary structure cannot be left to financial sector participants. Because the U.S. monetary structure creates enterprise risk, corporate officers and directors have a fiduciary responsibility to address monetary issues.

For these reasons, industrial firms need to understand monetary issues and act on their interests. Hence, there is a need for the GCI. For further information, see: "To Revive U.S. Manufacturing, Reform Our Monetary System" at http://www.fame.org/whatsnew.asp

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 15, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 16, 2002

The proposal requires that certain action be taken with respect to the Foundation for the Advancement of Monetary Education and its study group, the Global Currency Initiative.

There appears to be some basis for your view that GE may exclude the proposal from its proxy materials under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., contributions to specific types of organizations). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this conclusion, we have not found it necessary to address the alternative bases for omission on which GE relies.

Sincerely,

Katherine W. Hsu
Attorney-Advisor